UNITED STATES
                              SECURITIES AND EXCHANGE
                                    COMMISSION
                               Washington, D.C. 20549
                              ------------------------

                                      FORM 11-K
                               -----------------------


(Mark One)

[X]	Annual Report Pursuant to Section 15(d) of the Securities
        Exchange Act of 1934

                      For the fiscal year ended December 31, 2007

                                          OR

[  ]	Transition Report Pursuant to Section 15(d) of the Securities
        Exchange Act of 1934

      For the transition period from ____________ to ________________

                            Commission File Number 33-26115

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

        PATRIOT TRANSPORTATION HOLDING, INC. PROFIT SHARING AND DEFERRED
                                    EARNINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         Patriot Transportation Holding, Inc.
                               1801 Art Museum Drive
                            Jacksonville, Florida 32207

---------------------------------------------------------------------------

                                TABLE OF CONTENTS
          	                                             Page(s)

Report of Independent Registered Public Accounting Firm 	3

Financial Statements

Statements of Net Assets Available for Benefits	                4

Statement of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements 	                             6-12

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) 13

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable, or are not required for participant directed investment transactions.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan

We have audited the accompanying statements of net assets available for benefits of the Patriot Transportation Holding, Inc. Profit Sharing and Deferred Earnings Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.
This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Hancock Askew & Co., LLP

Savannah, Georgia
June 19, 2008

Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

--------------------------------------------------------------------------


 	                                            2007	  2006
                                                    ----          ----
ASSETS
Investments, at fair value
    Investments 	                   $    27,062,954  $  24,487,680
    Participant loans	                         1,473,251      1,363,947
                                           ---------------  -------------
	Total investments, at fair value        28,536,205     25,851,627

Contributions receivable
    Employer 	                                    15,651	   13,504
    Employee	                                    38,289         31,586
                                            --------------   ------------
	Total contributions receivable	            53,940         45,090
                                            --------------   ------------

Net assets available for benefits at fair value	28,590,145     25,896,717

Adjustment from fair value to contract value
 for fully benefit-responsive contracts	            (8,750)	   10,048
                                                 ----------   -----------
Net assets available for benefits	    $   28,581,395   $ 25,906,765
                                             =============    ===========

Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2007
-------------------------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income
     Dividend and interest income	               $       1,132,516
     Net appreciation in fair value of investments 	       1,583,325
     Other income - loan interest	                          99,069
                                                         ---------------
	Total investment income    	                       2,814,910

Contributions
     Employer 	                                                 845,880
     Employee 	                                               2,003,900
     Rollovers	                                                 103,465
                                                          --------------
        Total contributions   	                               2,953,245
                                                          --------------
	Total additions 	                               5,768,155

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants 	                               3,093,134
Administrative expenses	                                             391
                                                          --------------
	Total deductions 	                               3,093,525
                                                          --------------
Net increase 		                                       2,674,630

Net assets available for benefits
    Beginning of year	                                      25,906,765
                                                          --------------
    End of year	                                        $     28,581,395
                                                         ===============

Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan
Notes to Financial Statements
December 31, 2007 and 2006
--------------------------------------------------------------------------

1.	Description of the Plan

	The following description of the Patriot Transportation Holding, Inc. (the "Company") Profit Sharing and Deferred Earnings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

	General
        The Plan is a defined contribution plan available to all eligible employees of the Company, as defined in the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

        Contributions
        Each year, participants may contribute up to 100% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit plans, defined contribution or other qualified plans. The Company matches 50% of the first 6% of the participant's deferred earnings contributions. In addition, the Company may make a discretionary contribution to the Plan each year in an amount determined by the Board of Directors of the Company subject to certain limitations relating to the aggregate compensation of participants. No discretionary contributions were made by the Company for the 2006 or 2007 Plan years.

        Participant Accounts
        Each participant's account is credited with the participant's contributions, the employer's matching contribution, an allocation of the employer's discretionary contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that is available in the participant's vested account.

        Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a money market fund, common/collective trust, mutual funds, and Company stock as investment options for participants. All participants who have not made an election are deemed to have elected to have contributions made to their accounts invested in the SunTrust Retirement Stable Asset Fund.

        Vesting
        Participants are fully vested in their voluntary contributions plus actual earnings thereon. If participants are employed on or after their retirement age, the company's matching and discretionary contributions are fully vested. In the event of termination by retirement, death or disability of the participant, 100% of the employer contributions will be distributed to the participant or the participant's designated beneficiary.

Vesting in the Company's matching and discretionary contributions plus actual earnings thereon is determined under the following schedules based on years of service.

                         Matching Contributions

     			                        Vested
		Years of Service    	      Percentage

	         Less than 1	                   0%
			   1	                  20%
			   2	                  40%
			   3	                  60%
			   4	                  80%
			   5	                 100%


                      Profit Sharing Contributions

			                       Vested
		Years of Service	     Percentage

		Less than 3	                  0%
			  3	                 20%
			  4	                 40%
			  5	                 60%
			  6	                 80%
			  7            	        100%

Payment of Benefits
On termination of employment, death or disability of a participant, benefits for distribution shall be determined based upon the participant's vested account balance on the date of distribution, which shall be made as soon as administratively feasible or later if so elected by the participant in amounts as provided in the Plan.

Forfeited Accounts
The non-vested portion of a terminated participant's account shall be forfeited and reallocated to the accounts of the remaining participants in the same manner as employer contributions were originally allocated to such participants. Any forfeiture from an employer discretionary account shall be allocated in the plan year in which the forfeiture occurs. Any forfeiture from an employer matching account shall be reallocated in the following plan year. Unallocated forfeitures totaled $121,900 and $195,860 at December 31, 2007 and 2006, respectively. Amounts allocated were $196,180 in 2007.

Participant Loans
Participants may borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans bear interest at the prevailing rate used by commercial lending institutions. Participants may have only two loans outstanding at any time. Loans are secured by the participant's remaining vested account balance. Loans terms are limited to five years except residential loans, which are payable up to 15 years. Loan repayment will be deducted from the participant's payroll over the term of the loan. Upon termination of employment with the Company, the outstanding balance of the loan, including accrued interest, is due immediately.

2.  Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Investments Valuation and Income Recognition
The Plan accounts for investment contracts in accordance with the Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value in the Plan's Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.

Investments in common stock are stated at fair value based upon quoted market prices at year-end. Units or shares of mutual funds are stated at fair value based upon the net asset value of shares held by the Plan at year-end. The fair value of the underlying assets of the common/collective trust fund is based upon the Trustee's valuation. The contract value of participation units owned in the common/collective trust fund are based on quoted redemption values, as determined by the Trustee, on the last business day of the Plan year. Loans to participants are recorded at the unpaid balance of the individual loans as of year-end, which approximate fair value.

Net appreciation or depreciation in fair value of investments consists of the realized gains or losses and the unrealized appreciation or depreciation on these investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis when it is earned. Dividends are recorded on the basis of the ex-dividend date.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Benefit Payments
Benefits are recorded when paid.

Recent Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, "Effective Date of FASB Statement No.157" ("FSP FAS 157-2"), that delays the effective date of SFAS 157's fair value measurement requirements for nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. Fair value measurements identified in FSP FAS 157-2 will be effective for the fiscal year beginning January 1, 2009. The adoption of SFAS 157 will primarily impact the valuation of the financial instruments, as discussed a bove, which we do not expect to materially impact the statement of net assets available for plan benefits or statement of changes in net assets available for plan benefits.

3. 	Investments

        Investments which exceeded 5% or more of the Plan's net assets at December 31 are summarized as follows:

                                         	     2007	    2006

STI Classic Prime Quality Money Market Fund	$  9,269,613  $  7,036,042
Florida Rock Industries Inc. Common Stock	           *	 3,306,107
T. Rowe Price Growth Stock Fund-R	           2,353,436	 2,546,424
Vanguard 500 Index Fund	                                   *	 2,162,239
Vanguard 500 Index Signal	                   2,452,000	         *
SunTrust Retirement Stable Asset Fund	           1,671,418**	         *
Participant Loans	                           1,473,251	 1,363,947
Longleaf Partners Fund	                           1,449,894 	 1,309,409
Patriot Transportation Holding, Inc. Common Stock  1,447,556	 1,409,231

          *Investment did not represent 5% or more of Plan's net assets at the respective year end

          **SunTrust Stable Asset Fund is shown at fair value. The contract value is $1,662,668 at December 31, 2007.

During 2007 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

        Common stock	                         $1,449,457
        Mutual funds	                             75,811
        Common/collective trust	                     58,057
                                                  ---------
        Net appreciation in fair value of
        investments	                        $ 1,583,325
                                                 ==========
4. Investment Contracts

The Plan, through the SunTrust Stable Value Fund (the Fund), holds investments in fixed income securities, which consist of common collective trusts, short-term securities and bonds. To reduce the risk of market losses on these investments, the Fund enters into guaranteed investment contracts (GICs) or wrapper contracts with financial institutions or insurance companies, which enable the participants to transact at a specified contract value by protecting the principal amount invested over a specified period of time.

The investment contracts earn interest at interest crediting rates that are typically reset on a monthly or quarterly basis. These interest crediting rates use a formula that is based on the characteristics of the underlying fixed income portfolio. The minimum interest crediting rate for all investment contracts is zero percent. Factors that can influence the future average crediting rates are (i) the level of market interest rates; (ii) the amount and timing of participant contributions, transfers and withdrawals into/out of the investment contract; (iii) the investment returns generated by the fixed income investments that underlie the investment contracts; or (iv) the duration of the investments underlying the investment contracts.
The crediting rate formula amortizes the realized and unrealized market value gains and losses over the duration of the underlying investments.

The crediting yield earned by the participants at December 31, 2007 was 4.47% and the average yield of the underlying assets at December 31, 2007 was 4.75%.

In certain events, the amounts withdrawn from investment contracts may be payable at fair value rather than contract value. These events include termination of the Plan or the investment contracts or a material adverse change to the provisions of the Plan. Based upon experience to date, the Company does not believe the events described above are probable of occurring.

5. Related Party Transactions

Certain Plan investments are managed by SunTrust. SunTrust is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees to the trustee are deducted from investment income.

6. 	Plan Termination

While the Company has not expressed any intent to do so, it may terminate the Plan at any time. In the event of such termination, the accounts of all participants would become fully vested and the Company, by written notice to the Trustee and the Committee, may direct either complete distribution of the assets in the Trust Fund to the participants or, continue the Trust and the distribution of benefits at such time and in such manner as though the Plan had not been terminated.

7. 	Amendments

The Plan was amended to adopt a new Plan document, the Defined Contribution Plan and Trust, a prototype plan, sponsored by SunTrust Bank, on September 18, 2006. This adoption did not significantly change any features of the Plan and did not retroactively eliminate any optional form of benefits that were available under the predecessor plan.

Effective April 1, 2007, the Plan was amended to allow in-service distributions for eligible employees who have reached the age of 59 1/2 and to change the definition of included compensation for purposes of calculating the employer matching contribution to include compensation for the entire period regardless of when the participant became eligible to participate in the Plan.

8.	Income Tax Status

The prototype Plan, adopted by the Company, obtained its latest determination letter on August 26, 2002, in which the Internal Revenue Service stated that the prototype Plan, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

9.	Risks and Uncertainties

The Plan provides for investment options in various investment securities. Investment securities are exposed to risks, such as interest rate, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Certain financial instruments potentially subject the Plan to concentrations of credit risk. These financial instruments consist of the SunTrust investment accounts, Company stock, Vulcan Materials Company common stock and contributions receivable. The Plan limits its credit risk by maintaining its accounts with what the plan administrator believes to be high quality financial institutions.

10.	Common Stock Purchase

The Plan previously allowed as an investment option, investment in the common stock of Florida Rock Industries, Inc., a related party to the plan sponsor. In November 2007, Vulcan Materials Company acquired all of the common stock of Florida Rock Industries, Inc. All investments in Florida Rock Industries, Inc. common stock were exchanged for shares of Vulcan Materials Company common stock and any remaining cash balance was invested in the STI Classic Prime Quality Money Market fund. Effective December 31, 2007, the option to invest in Vulcan Materials Common Stock was frozen to new contributions. Any existing investments in Vulcan common stock may remain until the participant elects to make a transfer to another fund or elects a distribution.

11. Subsequent Event

The Plan was amended effective January 1, 2008 to comply with the final IRS Code Section 415 regulations. This amendment did not significantly change any features of the Plan and did not retroactively eliminate any optional form of benefits that were available under the predecessor plan.

                                      Description of investment
			              including maturity date, rate
Identity of issue borrower            of interest, collateral, par or
Current
or similar party                      maturity date	      Cost **
value
-----------------------------------------------------------------------
*STI Classic Prime Quality Money Market
    TSU-PMM	                             Money Market   $ 9,269,613

*Vulcan Materials Co Common Stock 	     Common Stock       844,088
*Patriot Transportation Common Stock	     Common Stock     1,447,556

  T. Rowe Price Growth Stock Fund - R	      Mutual Fund     2,353,436
  Vanguard 500 Index Signal	              Mutual Fund     2,452,000
 T. Rowe Price Capital Appreciation	      Mutual Fund       949,165
  Longleaf Partners Fund	              Mutual Fund     1,449,894
  T. Rowe Price Retirement 2010 Fund - R      Mutual Fund        76,357
  T. Rowe Price New Horizon	              Mutual Fund       660,008
  T. Rowe Price Retirement 2020 Fund - R      Mutual Fund       150,658
  Chase Growth fund	                      Mutual Fund     1,013,841
  T. Rowe Price US Treasury Intermediate      Mutual Fund       285,209
  T. Rowe Price Retirement 2030 Fund - R      Mutual Fund       983,859
  T. Rowe Price Retirement 2040 Fund - R      Mutual Fund       881,879
  T. Rowe Price Equity Income Fund A	      Mutual Fund       455,397
  MFS Research Bond Fund - A	              Mutual Fund       157,326
  Fidelity Advisor Inflation Protected Bond   Mutual Fund        96,637
  Federated Mid Cap Index IS	              Mutual Fund	531,102
  AllianceBernstein International Growth A    Mutual Fund     1,064,669
  AllianceBernstein International Value A     Mutual Fund	 26,170
  Janus Adviser Small Company Value CI S      Mutual Fund	242,672

*SunTrust Retirement Stable Asset Fund	      Common/
                                             Collective Trust 1,671,418
                                                              ---------
  		                                             27,062,954

*Participant loans	                      Loans with
                                             interest
                                             ranging  	      1,473,251
 	                                     from 5.00%      ----------
                                             to 9.25%

	                                                   $ 28,536,205
                                                           ------------
 * Party-in-interest as defined by ERISA

 ** Cost not required for participant-directed investments

                           SIGNATURES

        The  Plan.    Pursuant to the requirements of the Securities
Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                            PATRIOT TRANSPORTATION HOLDING, INC.,
                            PROFIT SHARING AND DEFERRED
                            EARNINGS PLAN


                            By: /s/ John D. Milton, Jr.
                               ------------------------------
                               John D. Milton, Jr.
                               Vice President, Chief
                               Financial Officer, and Secretary
                               of Patriot Transportation Holding, Inc.
                                 (Principal Financial Officer)

                            EXHIBIT 23.1


       CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-125099) pertaining to the Patriot Transportation Holding, Inc. Profit Sharing and Deferred Earnings Plan of our report dated June 19, 2008, with respect to the financial statements and supplemental schedule of the Patriot Transportation Holding, Inc. Profit Sharing and Deferred Earnings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2007.


/s/ Hancock Askew & Co., LLP

June 19, 2008